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EXHIBIT 99.6

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

        In connection with the accompanying annual report on Form 40-F of NOVA Chemicals Corporation for the year ended December 31, 2007 (the "Report"), I, Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

  (1)
  such Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

  (2)
  the information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of NOVA Chemicals Corporation.

March 10, 2008	/s/ JEFFREY M. LIPTON
Jeffrey M. Lipton Chief Executive Officer

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  EXHIBIT 99.6
CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C. SECTION 1350